UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NORDSTROM, INC.

(Exact name of registrant as specified in its charter)

Washington	91-0515058
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1617 Sixth Avenue, Seattle, Washington	98101
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:         N/A         (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities To Be Registered.

On September 19, 2022, the board of directors (the “Board”) of Nordstrom, Inc., a Washington corporation (the “Company”), adopted a shareholder rights agreement and declared a dividend of one right (each, a “Right”) for each outstanding share of Company common stock, no par value per share (“Common Stock”), to holders of record of Common Stock at the close of business on September 30, 2022 (the “Record Date”). Each Right entitles its holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one share of Common Stock at an exercise price of $94.00 per Right, subject to adjustment. The description and terms of the Rights are set forth in a shareholder rights agreement, dated as of September 19, 2022 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent (and any successor rights agent, the “Rights Agent”).

The Rights Agreement should not interfere with any merger or other business combination approved by the Board.

The Rights. The Rights will attach to any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the Distribution Time (as defined below) and the Expiration Time (as defined below), and in certain other circumstances described in the Rights Agreement.

Until the Distribution Time, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Rights Agreement by reference, and the Rights are transferable with and only with the underlying shares of Common Stock.

Until the Distribution Time, the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Time, separate rights certificates will be mailed to holders of record of Common Stock as of the Distribution Time. From and after the Distribution Time, the separate rights certificates alone will represent the Rights.

The Rights are not exercisable until the Distribution Time. Until a Right is exercised, its holder will have no rights as a shareholder of the Company, including the right to vote or to receive dividends.

Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the “Distribution Time,” which occurs upon the earlier of:

●	the close of business on the tenth (10th) day after the “Share Acquisition Date” (which is defined as (a) the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its affiliates and associates, beneficially owns 10% or more of the outstanding shares of Common Stock (with certain exceptions, including those described below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person); or

●	the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.

An Acquiring Person does not include:

●	the Company or any subsidiary of the Company;

●	any officer, director or employee of the Company or any subsidiary of the Company in his or her capacity as such;

●	any employee benefit plan of the Company or of any subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company; or

●	any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Rights Agreement, beneficially owns 10% or more of the outstanding shares of Common Stock so long as such person or group continues to beneficially own at least 10% of the outstanding shares of Common Stock and does not acquire shares of Common Stock (excluding as a result of any unilateral grant of any security by the Company, or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers or employees) to beneficially own an amount equal to or greater than the greater of 10% and the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Rights Agreement plus 0.1% of the then outstanding shares of Common Stock.

In addition, the Rights Agreement provides that no person or group will become an Acquiring Person as a result of share purchases or issuances directly from the Company or through an underwritten offering approved by the Board. Also, a person or group will not be an Acquiring Person if the Board determines that such person or group has become an Acquiring Person inadvertently and such person or group as promptly as practicable divests a sufficient number of shares so that such person or group would no longer be an Acquiring Person.

Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts.

Anne E. Gittinger, Bruce A. Nordstrom, Erik B. Nordstrom, James F. Nordstrom and Peter E. Nordstrom and their respective affiliates and associates are deemed to be a group purely for purposes of the Rights Agreement (even if such persons would not be considered to be part of a group under Regulation 13D of the Securities Exchange Act of 1934, as amended).

Expiration Time. The Rights will expire on the earliest to occur of (a) the close of business on September 19, 2023 (the “Final Expiration Time”), (b) the time at which the Rights are redeemed or exchanged by the Company (as described below) or (c) upon the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement that has been approved by the Board before any person or group becomes an Acquiring Person (the earliest of (a), (b) and (c) being herein referred to as the “Expiration Time”).

Flip-in Event. In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right.

For example, at an exercise price of $94.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $188.00 worth of Common Stock for $94.00. Assuming that Common Stock had a per share value of $18.80 at that time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $9.40.

Flip-over Event. In the event that, at any time following the Share Acquisition Date, any of the following occurs (each, a “Flip-over Event”):

●	the Company consolidates with, or merges with and into, any other entity, and the Company is not the continuing or surviving entity;

●	any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or

●	the Company sells or otherwise transfers, in one transaction or a series of related transactions, fifty percent (50%) or more of the Company’s assets, cash flow or earning power, each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Anti-dilution Adjustments. The exercise price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

●	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock,

●	if holders of the Common Stock are granted certain rights, options or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock or

●	upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least one percent (1%) of the exercise price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

Redemption; Exchange. At any time prior to the earlier of (i) the tenth (10th) day following the Share Acquisition Date or (ii) the Final Expiration Time, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board authorizing any redemption or at a later time as the Board may establish for the effectiveness of the redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time before any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of fifty percent (50%) or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Amendment of the Rights Agreement. The Company and the Rights Agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. However, on or after the Share Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate).

Miscellaneous. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as described above.

* * * * *

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description
4.1	Shareholder Rights Agreement, dated as of September 19, 2022, by and between the Company and Computershare Trust Company, N.A., as rights agent (which includes the Form of Rights Certificate as Exhibit A thereto)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2022	NORDSTROM, INC.

	By:	/s/ Ann Munson Steines
		Name:	Ann Munson Steines
		Title:	Chief Legal Officer, General Counsel and Corporate Secretary